Filed Pursuant to Rule 424(b)(2)

Registration No. 333-233663

Amendment No.1 dated January 22, 2020 to Pricing Supplement dated December 23, 2019

(To Stock-Linked Underlying Supplement dated December 16, 2019,

Prospectus Supplement dated December 16, 2019, and Prospectus dated December 16, 2019)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$1,528,000 Contingent Coupon Autocallable Notes Linked to the Worst Performing of the Common Stocks of Amazon.com, Inc., The Boeing Company, Stryker Corporation and Walgreens Boots Alliance, Inc. due December 29, 2020

•                  The Contingent Coupon Autocallable Notes (the “notes”) will provide quarterly Contingent Coupon Payments at a rate of 2.75% (11.00% per annum) until the earlier of maturity or automatic call if, and only if, the Closing Price of the Worst Performing Reference Stock on the applicable quarterly Coupon Determination Date is greater than or equal to its Coupon Barrier Price (60% of its Initial Price).

•                  If the Closing Price of the Worst Performing Reference Stock on any Call Observation Date is greater than or equal to its Call Price (100% of its Initial Price), we will automatically call the notes and pay you on the applicable Call Payment Date the principal amount plus the applicable Contingent Coupon Payment. No further amounts will be owed to you.

•                  If the notes have not been previously called, the Payment at Maturity will depend on the Closing Price of the Worst Performing Reference Stock on the Final Valuation Date (the “Final Price”) and will be calculated as follows:

a.                If the Final Price of the Worst Performing Reference Stock is greater than or equal to its Principal Barrier Price (60% of its Initial Price): (i) the principal amount plus (ii) the final Contingent Coupon Payment.

b.               If the Final Price of the Worst Performing Reference Stock is less than its Principal Barrier Price: (i) the principal amount plus (ii) the principal amount multiplied by the Percentage Change of the Worst Performing Reference Stock. In this case, you will lose some or all of the principal amount at maturity. Even with any Contingent Coupon Payments, the return on the notes could be negative.

•                  The notes will not be listed on any securities exchange.

•                  The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000.

The notes are unsecured obligations of the Bank and any payments on the notes are subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable notes (as defined on page S-2 of the prospectus supplement).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-8 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)(1)	Agent’s Commission(1)(2)	Proceeds to Issuer
Per Note	$1,000	$10	$990
Total	$1,528,000	$15,280	$1,512,720

(1)          Because certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their commissions or selling concessions, the public offering price for investors purchasing the notes in these accounts will be $990.00 per note.

(2)          CIBC World Markets Corp. (“CIBCWM”) will receive commissions from the Issuer of 1.00% of the principal amount of the notes, or $10.00 per $1,000 principal amount. CIBCWM will use these commissions to pay variable selling concessions or fees (including custodial or clearing fees) to other dealers. The commission received by CIBCWM will be equal to the selling concession paid to such dealers.

The initial estimated value of the notes on the Trade Date as determined by the Bank is $983.70 per $1,000 principal amount of the notes, which is less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on December 27, 2019 against payment in immediately available funds.

CIBC World Markets

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated December 16, 2019 (the “prospectus”), the prospectus supplement dated December 16, 2019 (the “prospectus supplement”) and the Stock-Linked Underlying Supplement dated December 16, 2019 (the “underlying supplement”).  Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain capitalized terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, CIBCWM and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•                  Underlying supplement dated December 16, 2019:
https://www.sec.gov/Archives/edgar/data/1045520/000110465919073071/a19-25016_6424b2.htm

•                  Prospectus supplement dated December 16, 2019:
https://www.sec.gov/Archives/edgar/data/1045520/000110465919073058/a19-24965_3424b2.htm

•                  Prospectus dated December 16, 2019:
https://www.sec.gov/Archives/edgar/data/1045520/000110465919073027/a19-24965_1424b3.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce

Reference Asset:

The common stocks of Amazon.com, Inc. (Bloomberg ticker “AMZN UW EQUITY”), The Boeing Company (Bloomberg ticker “BA UN EQUITY”), Stryker Corporation (Bloomberg ticker “SYK UN EQUITY”) and Walgreens Boots Alliance, Inc. (Bloomberg ticker “WBA UW EQUITY”) (each, a “Reference Stock”)

Principal Amount:	$1,000 per note

Aggregate Principal Amount:	$1,528,000

Term:	Approximately one year, unless previously called

Trade Date/Pricing Date:	December 23, 2019

Original Issue Date:	December 27, 2019

Final Valuation Date:

December 23, 2020, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Reference Stocks” in the underlying supplement.

Maturity Date:

December 29, 2020. The Maturity Date is subject to the Call Feature and may be postponed as described under “Certain Terms of the Notes— Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Reference Stocks” in the underlying supplement.

Contingent Coupon Payment:

On each Coupon Payment Date, you will receive payment at the Contingent Coupon Rate (a “Contingent Coupon Payment”) if, and only if, the Closing Price of the Worst Performing Reference Stock on the related Coupon Determination Date is greater than or equal to its Coupon Barrier Price.

If the Closing Price of the Worst Performing Reference Stock on any Coupon Determination Date is less than its Coupon Barrier Price, you will not receive any Contingent Coupon Payment on the related Coupon Payment Date. If the Closing Price of the Worst Performing Reference Stock is less than its Coupon Barrier Price on all quarterly Coupon Determination Dates, you will not receive any Contingent Coupon Payments over the term of the notes.

Each quarterly Contingent Coupon Payment, if payable, will be calculated per note as follows: $1,000 × Contingent Coupon Rate × (90/360). Any Contingent Coupon Payments will be rounded to the nearest cent, with one-half cent rounded upward.

Contingent Coupon Rate:	11.00% per annum (or 2.75% per quarter).

Coupon Barrier Price:

$1,075.80 with respect to the AMZN, $202.53 with respect to the BA, $127.52 with respect to the SYK, and $35.14 with respect to the WBA, each of which is 60% of its Initial Price (rounded to two decimal places).

Coupon Determination	March 23, 2020, June 23, 2020, September 23, 2020, and the Final Valuation Date,

Dates:	each subject to postponement as described under “Certain Terms of the Notes— Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Reference Stocks” in the underlying supplement.

Coupon Payment Dates:

March 26, 2020, June 26, 2020, September 28, 2020, and the Maturity Date.

Each Coupon Payment Date is subject to postponement as described under “Certain Terms of the Notes— Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Reference Stocks” in the underlying supplement.

Call Feature:

If the Closing Price of the Worst Performing Reference Stock on any Call Observation Date is greater than or equal to its Call Price, we will automatically call the notes and pay you on the applicable Call Payment Date the principal amount plus the applicable Contingent Coupon Payment otherwise due for that Call Observation Date.

If the notes are automatically called, they will cease to be outstanding on the related Call Payment Date and you will have no further rights under the notes after such Call Payment Date. You will not receive any notice from us if the notes are automatically called.

Call Price:	$1,793.00 with respect to the AMZN, $337.55 with respect to the BA, $212.54 with respect to the SYK, and $58.57 with respect to the WBA, each of which is 100% of its Initial Price.

Call Observation Dates:	The Coupon Determination Dates on June 23, 2020 and September 23, 2020.

Call Payment Dates:	The relevant Coupon Payment Date.

Payment at Maturity:

If the notes have not been previously called, the Payment at Maturity will be based on the Final Price of the Worst Performing Reference Stock and will be calculated as follows:

•                  If the Final Price of the Worst Performing Reference Stock is greater than or equal to its Principal Barrier Price:

Principal Amount + Final Contingent Coupon Payment

•                  If the Final Price of the Worst Performing Reference Stock is less than its Principal Barrier Price:

Principal Amount + (Principal Amount x Percentage Change of the Worst Performing Reference Stock)

In this case, you will lose some or all of the principal amount at maturity. Even with any Contingent Coupon Payments, the return on the notes could be negative.

Percentage Change:	The “Percentage Change” with respect to each Reference Stock, expressed as a percentage, is calculated as follows: Final Price – Initial Price Initial Price

Principal Barrier Price:

$1,075.80 with respect to the AMZN, $202.53 with respect to the BA, $127.52 with respect to the SYK, and $35.14 with respect to the WBA, each of which is 60% of its Initial Price (rounded to two decimal places).

Worst Performing	On any Coupon Determination Date, including the Final Valuation Date, the “Worst

Reference Stock:	Performing Reference Stock” is the Reference Stock that has the lowest Closing Price on that date as a percentage of its Initial Price.

Initial Price:

$1,793.00 with respect to the AMZN, $337.55 with respect to the BA, $212.54 with respect to the SYK, and $58.57 with respect to the WBA, each of which was its Closing Price on the Trade Date, subject to adjustment as described under “Certain Terms of the Notes—Anti-Dilution Adjustments” in the underlying supplement.

Final Price:	For each Reference Stock, its Closing Price on the Final Valuation Date.

Calculation Agent:	Canadian Imperial Bank of Commerce.

CUSIP/ISIN:	13605WUZ2 / US13605WUZ21

Fees and Expenses:

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Price of any Reference Stock relative to its Initial Price. We cannot predict the Closing Price of any Reference Stock on any Coupon Determination Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Stocks or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes for a hypothetical range of percentage changes of the Worst Performing Reference Stock from -100% to +100%. The following results are based solely on the assumptions outlined below.  The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount to $1,000. The potential returns described here assume that the notes have not been automatically called prior to maturity and are held to maturity, and are calculated excluding any Contingent Coupon Payments paid prior to maturity. The following table and examples are based on the following terms:

Principal Amount:	$1,000

Contingent Coupon Rate:	11.00% per annum (or 2.75% per quarter)

Hypothetical Initial Price of the Worst Performing Reference Stock:	$100

Hypothetical Principal Barrier Price of the Worst Performing Reference Stock:	$60 (60% of its Initial Price)

Hypothetical Final Price of the Worst Performing Reference Stock	Hypothetical Percentage Change of the Worst Performing Reference Stock	Hypothetical Payment at Maturity	Hypothetical Return on the Notes (Excluding Any Contingent Coupon Payments Paid Prior to Maturity)
$200.00	100.00%	$1,027.50(1)	2.75%
$175.00	75.00%	$1,027.50	2.75%
$150.00	50.00%	$1,027.50	2.75%
$125.00	25.00%	$1,027.50	2.75%
$100.00(2)	0.00%	$1,027.50	2.75%
$90.00	-10.00%	$1,027.50	2.75%
$80.00	-20.00%	$1,027.50	2.75%
$70.00	-30.00%	$1,027.50	2.75%
$60.00(3)	-40.00%	$1,027.50	2.75%
$50.00	-50.00%	$500.00	-50.00%
$25.00	-75.00%	$250.00	-75.00%
$10.00	-90.00%	$100.00	-90.00%
$0.00	-100.00%	$0.00	-100.00%

(1)                                 The Payment at Maturity cannot exceed the principal amount plus the final Contingent Coupon Payment.

(2)                                 The hypothetical Initial Price of $100 used in these examples has been chosen for illustrative purposes only. The actual Initial Price of each Reference Stock is set forth on page PS-4 of this pricing supplement.

(3)                                 This is the hypothetical Principal Barrier Price of the Worst Performing Reference Stock.

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the notes.

Example 1: The Percentage Change of the Worst Performing Reference Stock Is 50.00%.

Because the Final Price of the Worst Performing Reference Stock is greater than its Principal Barrier Price, the Payment at Maturity would be $1,027.50 per $1,000 principal amount, calculated as follows:

$1,000 + Final Contingent Coupon Payment

= $1,000 + ($1,000 × 2.75%)

= $1,027.50

Example 1 shows that the Payment at Maturity will be fixed at the principal amount plus the final Contingent Coupon Payment when the Final Price of the Worst Performing Reference Stock is at or above its Principal Barrier Price, regardless the extent to which the price of the Worst Performing Reference Stock increases.

Example 2: The Percentage Change of the Worst Performing Reference Stock Is -20.00%.

Because the Final Price of the Worst Performing Reference Stock is greater than its Principal Barrier Price, the Payment at Maturity would be $1,027.50 per $1,000 principal amount, calculated as follows:

$1,000 + Final Contingent Coupon Payment

= $1,000 + ($1,000 × 2.75%)

= $1,027.50

Example 2 shows that the Payment at Maturity will equal the principal amount plus the final Contingent Coupon Payment when the Final Price of the Worst Performing Reference Stock is at or above its Principal Barrier Price, although the price of the Worst Performing Reference Stock has decreased.

Example 3: The Percentage Change of the Worst Performing Reference Stock Is -75.00%.

Because the Final Price of the Worst Performing Reference Stock is less than its Principal Barrier Price, the Payment at Maturity would be $250.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Percentage Change of the Worst Performing Reference Stock)

= $1,000 + ($1,000 × -75.00%)

= $250.00

Example 3 shows that you are exposed on a 1-to-1 basis to any decrease in the price of the Worst Performing Reference Stock from its Initial Price if its Final Price is less than its Principal Barrier Price.  You may lose up to 100% of your principal amount at maturity. Even with any Contingent Coupon Payments, the return on the notes could be negative.

These examples illustrate that you will not participate in any appreciation of any Reference Stock, but will be fully exposed to a decrease in the Worst Performing Reference Stock if the Final Price of the Worst Performing Reference Stock is less than its Principal Barrier Price, even if the Final Prices of the other Reference Stocks have appreciated or have not declined below their respective Principal Barrier Prices.

INVESTOR SUITABILITY

The notes may be suitable for you if:

•                  You believe that the Closing Price of each Reference Stock will be at or above its Coupon Barrier Price on most or all of the Coupon Determination Dates, and the Final Price of the Worst Performing Reference Stock will be at or above its Principal Barrier Price.

•                  You seek an investment with quarterly Contingent Coupon Payments at a rate of 2.75% (11.00% per annum) until the earlier of maturity or automatic call, if, and only if, the Closing Price of the Worst Performing Reference Stock on the applicable Coupon Determination Date is greater than or equal to its Coupon Barrier Price.

•                  You are willing to lose a substantial portion or all of the principal amount of the notes if the notes are not called and the Final Price of the Worst Performing Reference Stock is less than its Principal Barrier Price.

•                  You are willing to accept the risk that you may not receive any Contingent Coupon Payments on most or all of the Coupon Payment Dates and may lose up to 100% of the principal amount of the notes at maturity.

•                  You are willing to invest in the notes based on the fact that your maximum potential return is the sum of any Contingent Coupon Payments payable on the notes.

•                  You are willing to forgo participation in any appreciation of any Reference Stock.

•                  You understand that the return on the notes will depend solely on the performance of the Worst Performing Reference Stock on each Coupon Determination Date and consequently, the notes are riskier than alternative investments linked to only one of the Reference Stocks or linked to a basket composed of the Reference Stocks.

•                  You understand that the notes may be automatically called prior to maturity and that the term of the notes may be as short as approximately six months, or you are otherwise willing to hold the notes to maturity.

•                  You do not seek certainty of current income over the term of the notes.

•                  You are willing to forgo dividends or other distributions paid on the Reference Stocks.

•                  You do not seek an investment for which there will be an active secondary market.

•                  You are willing to assume the credit risk of the Bank for any payments under the notes.

The notes may not be suitable for you if:

•                  You believe that the Closing Price of at least one Reference Stock will be below its Coupon Barrier Price on most or all of the Coupon Determination Dates, and the Final Price of the Worst Performing Reference Stock will be below its Principal Barrier Price.

•                  You believe that the Contingent Coupon Payments, if any, will not provide you with your desired return.

•                  You are unwilling to lose a substantial portion or all of the principal amount of the notes if the notes are not called and the Final Price of the Worst Performing Reference Stock is less than its Principal Barrier Price.

•                  You are unwilling to accept the risk that you may not receive any Contingent Coupon Payments on most or all of the Coupon Payment Dates and may lose up to 100% of the principal amount of the notes at maturity.

•                  You seek full payment of the principal amount of the notes at maturity.

•                  You seek an uncapped return on your investment.

•                  You seek exposure to the upside performance of any or each Reference Stock.

•                  You seek exposure to a basket composed of the Reference Stocks or a similar investment in which the overall return is based on a blend of the performances of the Reference Stocks, rather than solely on the Worst Performing Reference Stock.

•                  You are unable or unwilling to hold the notes that may be automatically called prior to maturity, or you are otherwise unable or unwilling to hold the notes to maturity.

•                  You seek certainty of current income over the term of the notes.

•                  You want to receive dividends or other distributions paid on the Reference Stocks.

•                  You seek an investment for which there will be an active secondary market.

•                  You are not willing to assume the credit risk of the Bank for all payments under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

If the notes are not called, you may lose all or a substantial portion of the principal amount of your notes.

The notes do not guarantee any return of principal. The repayment of any principal on the notes at maturity depends on the Final Price of the Worst Performing Reference Stock. The Bank will only repay you the full principal amount of your notes if the Final Price of the Worst Performing Reference Stock is equal to or greater than its Principal Barrier Price. If the Final Price of the Worst Performing Reference Stock is less than its Principal Barrier Price, you will lose 1% of the principal amount for each percentage point that the Final Price of the Worst Performing Reference Stock is less than its Initial Price. You may lose a substantial portion or all of the principal amount. Even with any Contingent Coupon Payments, the return on the notes could be negative.

The automatic call feature limits your potential return.

If the notes are called, the payment on the notes on any Call Payment Date is limited to the principal amount plus the applicable Contingent Coupon Payment. In addition, if the notes are called, which may occur as early as the first Coupon Determination Date, the amount of coupon payable on the notes will be less than the full amount of coupon that would have been payable if the notes had not been called prior to maturity. If the notes are automatically called, you will lose the opportunity to continue to receive the Contingent Coupon Payments from the relevant Call Payment Date to the scheduled Maturity Date, and the total return on the notes could be minimal. Because of the automatic call feature, the term of your investment in the notes may be limited to a period that is shorter than the original term of the notes and may be as short as approximately six months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

The notes do not provide for fixed payments of interest and you may receive no Contingent Coupon Payments on most or all of the Coupon Payment Dates.

On each Coupon Payment Date, you will receive a Contingent Coupon Payment if, and only if, the Closing Price of the Worst Performing Reference Stock on the related Coupon Determination Date is greater than or equal to its Coupon Barrier Price. If the Closing Price of the Worst Performing Reference Stock on any Coupon Determination Date is less than its Coupon Barrier Price, you will not receive any Contingent Coupon Payment on the related Coupon Payment Date, and if the Closing Price of the Worst Performing Reference Stock is less than its Coupon Barrier Price on each Coupon Determination Date over the term of the notes, you will not receive any Contingent Coupon Payments over the entire term of the notes.

You will not participate in any appreciation of any Reference Stock and your return on the notes will be limited to the Contingent Coupon Payments paid on the notes, if any.

The Payment at Maturity will not exceed the principal amount plus the final Contingent Coupon Payment and any positive return you receive on the notes will be composed solely of the sum of any Contingent Coupon Payments received prior to and at maturity. You will not participate in any appreciation of any Reference Stock. Therefore, if the appreciation of any Reference Stock exceeds the sum of the Contingent Coupon Payments paid to you, if any, the notes will underperform an investment in securities linked to that Reference Stock providing full participation in the appreciation. Accordingly, the return on the notes may be less than the return would be if you made an investment in securities directly linked to the positive performance of the Reference Stocks.

The notes are subject to the full risks of the Worst Performing Reference Stock and will be negatively affected if any Reference Stock performs poorly, even if the other Reference Stocks perform favorably.

You are subject to the full risks of the Worst Performing Reference Stock. If the Worst Performing Reference Stock performs poorly, you will be negatively affected, even if the other Reference Stocks perform favorably. The notes are not linked to a basket composed of the Reference Stocks, where the better performance of some Reference Stocks could offset the poor performance of others. Instead, you are subject to the full risks of the Worst Performing Reference Stock on each Coupon Determination Date. As a result, the notes are riskier than an alternative investment linked to only one of the Reference Stocks or linked to a basket composed of the Reference Stocks. You should not invest in the notes unless you understand and are willing to accept the full downside risks of the Worst Performing Reference Stock.

The payments on the notes are not linked to the price of the Reference Stocks at any time other than the Coupon Determination Dates.

The payments on the notes will be based on the Closing Price of each Reference Stock on the Coupon Determination Dates. Therefore, for example, if the Closing Price of a Reference Stock declined substantially as of a Coupon Determination Date compared to its Initial Price or Coupon Barrier Price, as applicable, the notes will not be called and the relevant Contingent Coupon Payment will not be payable. Similarly, if the Final Price of the Worst Performing Reference Stock declined substantially as of the Final Valuation Date compared to its Principal Barrier Price, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the Closing Price of the Worst Performing Reference Stock prior to the Final Valuation Date. Although the actual price of a Reference Stock at other times during the term of the notes may be higher than its Closing Price on a Coupon Determination Date, the payments on the notes will not benefit from the Closing Price of such Reference Stock at any time other than the Coupon Determination Dates.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of the Notes We May Offer—Events of Default” in the accompanying prospectus supplement.

The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes exceeds the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which was determined by reference to the Bank’s internal pricing models when the terms of the notes were set. This estimated value was based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the prices of the Reference Stocks, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to have used the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes had an adverse effect on the economic terms of the notes and the initial estimated value of the notes on the Trade Date, and could have an adverse effect on any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

Certain business, trading and hedging activities of us, the agent, and our other affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our other affiliates may engage in trading and other business activities related to a Reference Stock that are not for your account or on your behalf. We, the agent, and our other affiliates also may issue or underwrite other financial instruments with returns based upon a Reference Stock. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our other affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the price of any Reference Stock or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we and our affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty. Any of these hedging activities may adversely affect the price of a Reference Stock and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, or one or more of our other affiliates will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, and our other affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, and our other affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payments on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event affecting a Reference Stock has occurred, and make a good faith estimate in its sole discretion of the Closing Price for an affected Reference Stock if the relevant Coupon Determination Date is postponed to the last possible day, and make certain anti-dilution adjustments with respect to a Reference Stock if certain corporate events occur. See “Certain Terms of the Notes—Valuation Dates” and “—Anti-Dilution Adjustments” in the underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. Neither we nor any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

There will be limited anti-dilution protection.

For certain events affecting shares of a Reference Stock, such as stock splits or extraordinary dividends, the calculation agent may make adjustments which may adversely affect any payments on the notes. However, the calculation agent is not required to make an adjustment for every corporate action which affects the price of a Reference Stock. If an event occurs that does not require the calculation agent to adjust the price of a Reference Stock, the market value of the notes and the amount due on the notes may be materially and adversely affected

Higher Contingent Coupon Rate or lower Principal Barrier Price are generally associated with Reference Stocks with greater expected volatility and therefore can indicate a greater risk of loss.

“Volatility” refers to the frequency and magnitude of changes in the price of a Reference Stock. The greater the expected volatility with respect to a Reference Stock on the Trade Date, the higher the expectation as of the Trade Date that the price of the Reference Stock could close below its Principal Barrier Price on the Final Valuation Date, indicating a higher expected risk of loss on the notes. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Coupon Barrier Price or a higher Contingent Coupon Rate) than for similar securities linked to the performance of the Reference Stocks with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Principal Barrier Price may not necessarily indicate that the notes have a greater likelihood of a repayment of principal at maturity. The volatility of a Reference Stock can change significantly over the term of the notes. The price of a Reference Stock for your notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Reference Stocks and the potential to lose some or all of your principal at maturity.

The notes will not be listed on any securities exchange or any inter-dealer quotation system, and there may be no secondary market for the notes.

The notes are most suitable for purchasing and holding to maturity or automatic call. The notes will be new securities for which there is no trading market. The notes will not be listed on any organized securities exchange or any inter-dealer quotation system. We cannot assure you as to whether there will be a trading or secondary market for the notes or, if there were to be such a trading or secondary market, that it would be liquid.

Under ordinary market conditions, CIBCWM or any of our other affiliates may (but are not obligated to) make a secondary market for the notes. However, they may cease doing so at any time. Because we do not expect other broker-dealers to participate in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which CIBCWM or any of our other affiliates are willing to transact. If none of CIBCWM or any of our other affiliates makes a market for the notes, there will not be a secondary market for the notes. Accordingly, we cannot assure you as to the development or liquidity of any secondary market for the notes. If a secondary market in the notes is not developed or maintained, you may not be able to sell your notes easily or at prices that will provide you with a yield comparable to that of similar securities that have a liquid secondary market.

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “Summary of U.S. Federal Income Tax Consequences” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Certain U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences—Canadian Taxation” in the prospectus.

INFORMATION REGARDING THE REFERENCE STOCKS

We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information.

Because each Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”), each Reference Stock Issuer is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Reference Stock Issuers can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s website at http://www.sec.gov by reference to the applicable CIK number set forth below.

This document relates only to the notes and does not relate to the securities of any Reference Stock Issuer. Neither we nor any of our affiliates have participated or will participate in the preparation of any Reference Stock Issuer’s publicly available documents. Neither we nor any of our affiliates have made any due diligence inquiry with respect to any Reference Stock Issuer in connection with the offering of the notes. None of us or any of our affiliates makes any representation that the publicly available documents or any other publicly available information regarding the Reference Stock Issuers are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this document, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Reference Stocks, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Reference Stock Issuers could affect the prices of the Reference Stocks and therefore could affect your return on the notes. Information from outside sources is not incorporated by reference in, and should not be considered part of, this document or the accompanying prospectus, the prospectus supplement or the underlying supplement. The selection of the Reference Stocks is not a recommendation to buy or sell shares of the Reference Stocks.

Amazon.com, Inc.

Amazon.com, Inc. is an online retailer that offers a range of products. The company products include books, music, videotapes, computers, electronics, home and garden, and other products. It offers personalized shopping services, web-based credit card payment, and direct shipping to customers. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-22513, or its CIK Code: 0001018724. This Reference Stock is listed on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “AMZN.”

The Boeing Company

The Boeing Company, together with its subsidiaries, develops, produces, and markets commercial jet aircraft, as well as provides related support services to the commercial airline industry worldwide. The company also researches, develops, produces, modifies, and supports information, space, and defense systems, including military aircraft, helicopters and space and missile systems. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-00442, or its CIK Code: 0000012927. This Reference Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “BA.”

Stryker Corporation

Stryker Corporation develops, manufactures, and markets specialty surgical and medical products. The company’s products include implants, biologics, surgical, neurologic, ear, nose and throat and interventional pain equipment, endoscopic, surgical navigation, communications and digital imaging systems, as well as patient handling and emergency medical equipment. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-13149, or its CIK Code: 0000310764. This Reference Stock is listed on the NYSE under the ticker symbol “SYK.”

Walgreen Boots Alliance, Inc.

Walgreens Boots Alliance, Inc., operates retail drugstores that offer a variety of prescription and non-prescription drugs as well as general goods. The company also offers health services, including primary and acute care, wellness, pharmacy and disease management services, and health and fitness. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-36759, or its CIK Code: 0001618921. This Reference Stock is listed on the Nasdaq under the symbol “WBA.”

Historical Performance of the Reference Stocks

The following graphs set forth daily Closing Prices of the Reference Stocks for the period from January 1, 2014 (or the date when the relevant Reference Stock began trading) to December 23, 2019. We obtained the Closing Prices below from Bloomberg Professional® Service (“Bloomberg”) without independent verification. The historical performance of a Reference Stock should not be taken as an indication of its future performance, and no assurances can be given as to the price of any Reference Stock at any time during the term of the notes, including the Coupon Determination Dates. We cannot give you assurance that the performance of the Reference Stocks will result in any positive return on your investment.

Historical Performance of AMZN

Source: Bloomberg

Historical Performance of BA

Source: Bloomberg

Historical Performance of SYK

Source: Bloomberg

Historical Performance of WBA

Source: Bloomberg

SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a brief summary of the material U.S. federal income consequences relating to an investment in the notes.  The following summary is not complete and is both qualified and supplemented by, or in some cases supplements, the discussion entitled “Certain U.S. Federal Income Tax Consequences” beginning on page S-20 of the underlying supplement, which you should carefully review prior to investing in the notes.

The following summary describes certain U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of the notes. This summary applies only to holders that acquire their notes in this offering for a price equal to the original offering price, which we understand will be at par, and hold such notes as capital assets. This discussion is based upon current provisions of the Internal Revenue Code (the “Code”), existing and proposed U.S. Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. All of the foregoing are subject to change, which change may apply retroactively and could affect the continued validity of this summary. This summary does not describe any tax consequences arising under the laws of any state, any locality or taxing jurisdiction other than the U.S. federal government. This discussion also does not purport to be a complete analysis of all tax considerations relating to the notes. You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

The U.S. federal income tax considerations of your investment in the notes are uncertain.  No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes.  In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as debt.  Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes.

The expected characterization of the notes is not binding on the IRS or the courts. It is possible that the IRS would seek to characterize the notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying Underlying Supplement. For a more detailed discussion of certain alternative characterizations with respect to the notes and certain other considerations with respect to an investment in the notes, you should consider the discussion set forth in “Certain U.S. Federal Income Tax Consequences” of the accompanying Underlying Supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

U.S. Holders

The notes should be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a non-contingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your notes prior to your receipt of cash attributable to such income. We have determined that the comparable yield for the notes is equal to 1.61% per annum. Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on the notes, from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
December 27, 2019 through December 31, 2019	$0.18	$0.18
January 1, 2020 through December 29, 2020	$16.01	$16.19

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

You will recognize gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the cash amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield and the projected payment schedule for your notes).

In addition, any gain you recognize upon the sale, exchange or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, capital loss. If you are a non-corporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

Non-U.S. Holders

Please see the discussion under “Certain U.S. Federal Income Tax Consequences” in the accompanying Underlying Supplement for the material U.S. federal income tax consequences that will apply to non-U.S. holders of the notes.

If the return on the notes is an amount in excess of their principal amounts, the notes will be considered to have paid interest to the holders thereof.  If a holder is a non-U.S. person, then such interest will be subject to a 30% U.S. federal income tax, enforced through withholding, unless (i) the holder is subject to net U.S. federal income tax and has provided an IRS Form W8-ECI, (ii) the interest constitutes portfolio interest, or (iii) the holder is eligible for the benefits of an income tax treaty that exempts (or reduces) the applicable rate of tax.  Under U.S. Treasury Regulations, interest on the notes will not constitute portfolio interest unless the interest, if paid on a derivative, would not constitute a “dividend equivalent” within the meaning of Section 871(m) of the Code and the U.S. Treasury Regulations thereunder.  Given that the notes would have a delta of less than one if they were derivatives, interest on the notes should not fail to be treated as portfolio interest due to the fact that they are linked to the reference stocks.  Holders should be aware that many income tax treaties treat interest payable with reference to actively-traded stock or stock indices less favorably than they treat interest payable at a fixed rate or with reference to an interest rate index.  Non-U.S. holders are urged to contact their tax advisors with respect to the U.S. federal income tax considerations applicable to holding the notes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Pursuant to the terms of a distribution agreement, CIBCWM will purchase the notes from the Bank for distribution to other affiliated or unaffiliated dealers.

The notes sold by CIBCWM to the public will initially be offered at the price to public set forth on the cover page of this pricing supplement. CIBCWM will purchase each of the notes from the Bank at a purchase price equal to the price to public net of a commission of 1.00% of the principal amount of such notes. Any notes sold by CIBCWM to securities dealers may be sold at an agreed discount to the price to public. The price to public for notes purchased by certain fee-based advisory accounts will be 99.00% of the principal amount of the notes. Any sale of a note to a fee-based advisory account at a price to public below 100% of the principal amount will reduce the agent’s commission specified on the cover page of this pricing supplement with respect to such note. The price to public paid by any fee-based advisory account will be reduced by the amount of any fees assessed by the dealers involved in the sale of the notes to such advisory account but not by more than 1.00% of the principal amount of the notes.

We will deliver the notes against payment therefor in New York, New York on a date that is more than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

CIBCWM is our affiliate, and is deemed to have a conflict of interest under FINRA Rule 5121.  In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

The Bank may use this pricing supplement in the initial sale of the notes.  In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes was determined when the terms of the notes were set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes is lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the selling commissions paid to the Bank and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes” in this pricing supplement.

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated September 6, 2019, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on September 6, 2019.

In the opinion of Mayer Brown LLP, when the notes have been duly completed in accordance with the indenture and issued and sold as contemplated by the Prospectus Supplement and the Prospectus, the notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated September 6, 2019, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on September 6, 2019.